EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization
IntercontinentalExchange Holdings	United Kingdom
ICE Futures Europe	United Kingdom
ICE Clear Europe, Ltd.	United Kingdom
ICE Futures U.S., Inc.	Delaware, U.S.A.
ICE Clear U.S., Inc.	New York, U.S.A.
Creditex Group, Inc.	Delaware, U.S.A.
Creditex Securities Corporation	Delaware, U.S.A.
Creditex Brokerage LLP	United Kingdom
ICE Clear Credit LLC	Delaware, U.S.A.
The Clearing Corporation	Delaware, U.S.A.
ICE Futures Canada, Inc	Winnipeg, Manitoba, Canada
ICE Clear Canada, Inc.	Winnipeg, Manitoba, Canada
ICE Markets, Inc.	Delaware, U.S.A.
Climate Exchange Plc	Isle of Man
European Climate Exchange Limited	Dublin, Ireland
ICE U.S. OTC Commodity Markets, LLC	Delaware, U.S.A.